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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: Harvard Industries, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  417 434 503

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Michael J. Restifo, Contrarian Capital Advisors, L.L.C.
     411 West Putnam Avenue, Suite 225, Greenwich, CT 06830

     (Date of Event which Requires Filing of this Statement)

                        December 14, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 417 434 503

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Management, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

           603,019

8.  Shared Voting Power:

         1,453,221

9.  Sole Dispositive Power:

           603,019

10. Shared Dispositive Power:

         1,453,221

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,056,240

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         17.1%

14. Type of Reporting Person

         OO; IA















































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CUSIP No.: 417 434 503

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Advisors, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         803,289

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         803,289

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         803,289

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares






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13. Percent of Class Represented by Amount in Row (11)

         6.7%

14. Type of Reporting Person

         OO; IA















































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CUSIP No.: 417 434 503

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Fund II, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         774,921

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         774,921

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         774,921

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares






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13. Percent of Class Represented by Amount in Row (11)

         6.5%

14. Type of Reporting Person

         PN















































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Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock (the "Shares") in Harvard Industries, Inc. (the "Issuer").

         The name and address of the principal executive and business office of the Issuer is:

         Harvard Industries, Inc.
         3 Werner Way
         Lebanon, New Jersey 08833

Item 2.  Identity and Background

         This statement is being filed on behalf of Contrarian Capital Advisors, L.L.C. ("CCA"), Contrarian Capital Management, L.L.C. ("CCM") and Contrarian Capital Fund II, L.P. ("CCF" and, together with CCA and CCM, the "Reporting Persons"). CCA, a registered investment adviser, serves as investment manager to and has voting and investment discretion over certain managed accounts. CCM, also a registered investment adviser, is the general partner of CCF, a Delaware investment limited partnership. CCM also serves as the general partner of another Delaware investment limited partnership and acts as the investment manager to a Cayman Islands investment fund and certain managed accounts. The address of each of the Reporting Persons is 411 West Putnam Avenue,
         Suite 225, Greenwich, CT 06830.   The Managing Members
         of CCA and CCM are Jon R. Bauer and David E. Jackson (together, the "Managing Members").

         None of the Reporting Persons nor the Managing Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor the Managing Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Managing Members are each citizens of the United
         States of America.






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Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, CCM is deemed to be the beneficial owner of 2,056,240 Shares, CCA is deemed to be the beneficial owner of 803,289 Shares and CCF is the beneficial owner of 774,921 Shares of the Issuer. All of the Shares were acquired on December 14, 1998 in exchange for claims that were deemed to be beneficially owned by the Reporting Persons in connection with the bankruptcy reorganization of the Issuer.

         The funds for the purchase of the Shares deemed to be beneficially owned by CCM and CCA came from the working capital of the investment management clients of those entities. The funds for the purchase of the Shares owned by CCF came from CCF's own working capital. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         Jon R. Bauer, one of the Managing Members, is a member of the Board of Directors of the Issuer.

         Notwithstanding the above, the Shares deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes and not with the purpose of changing or influencing the control of the Issuer. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

         The purpose of making this filing on Schedule 13D is because of Mr. Bauer's position on the Board of Directors of the Issuer. The filing of this Schedule 13D, however, shall not be deemed to be an admission that the Reporting Persons acquired and hold the Shares with the purpose or effect of changing or influencing the control of the Issuer.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, CCM is deemed to be the beneficial owner of 2,056,240 Shares, CCA is deemed to be the beneficial owner of 803,289 Shares and CCF is the beneficial owner of 774,921 Shares. Based on information received from the Issuer, as of December 14, 1998 there were 12,000,000 Shares outstanding. Therefore, CCM and CCA are deemed to beneficially own 17.1% and 6.7%, respectively, and CCF owns 6.5%, of the outstanding Shares of the Issuer. The Reporting Persons



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         have the sole or shared power to vote, direct the vote,
         dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. CCM acts as the investment manager with respect to certain assets of First Plaza Group Trust, which holds greater than 5% of the outstanding Shares of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.


































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             CONTRARIAN CAPITAL ADVISORS,
                               L.L.C.

                             By:   /s/ David E. Jackson
                                _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL MANAGEMENT,
                               L.L.C.

                             By: /s/ David E. Jackson
                                _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL FUND II, L.P.

                             By: CONTRARIAN CAPITAL MANAGEMENT,
                                  L.L.C., its general partner

                             By: /s/ David E. Jackson
                                _____________________________
                                David E. Jackson, Managing Member


December 21, 1998

















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                                                   Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

December 21, 1998 relating to the Common Stock of Harvard

Industries, Inc. shall be filed on behalf of the

undersigned.

                             CONTRARIAN CAPITAL ADVISORS,
                               L.L.C.

                             By:   /s/ David E. Jackson
                                 _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL MANAGEMENT,
                               L.L.C.

                             By: /s/ David E. Jackson
                                 _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL FUND II, L.P.

                             By: CONTRARIAN CAPITAL MANAGEMENT,
                                  L.L.C., its general partner

                             By: /s/ David E. Jackson
                                _____________________________
                                David E. Jackson, Managing Member


















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